Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes to the financial statements, which are included in this Report of Foreign Private Issuer on form 6-K. You should also read the following discussion in conjunction with the information contained in our annual report on Form 20-F for the year ended December 31, 2018 filed with the Securities and Exchange Commission on March 28, 2019 We have prepared our financial statements in accordance with IFRS as issued by IASB.

This Report of Foreign Private Issuer on Form 6-K of Entera Bio Ltd. Includes forward looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Forward-looking statements include, but are not limited to, statements about:

•	our operation as a development stage company with limited operating history and a history of operating losses and our ability to fund our operations going forward;

•	our ability to develop and advance product candidates into, and successfully complete, clinical studies;

•
uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized, including that we will be able to demonstrate to regulators the clinical superiority of EB612 over Natpara, which is required to overcome Natpara’s drug exclusivity;

•	our competitive position, especially with respect to Natpara, our key competitor for hypoparathyroidism treatment;

•	our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern absent access to sources of liquidity;

•	our ability to use and expand our drug delivery technology to other product candidates;

•	the pricing and reimbursement of our product candidates, if approved;

•	our being subject to ongoing regulatory obligations if our products secure regulatory approval;

•	our ability to develop sales, marketing and distribution infrastructure;

•	our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•	our ability to achieve market acceptance for our product candidates;

•	our ability to obtain and maintain adequate intellectual property rights and adequately protect and enforce such rights;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	our expectations about cash use;

•	our ability to manage growth; and

•	other risk factors discussed under “Risk Factors" in our Prospectus.

All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K involve risks, assumptions and uncertainties and made as of the date of this Report of Foreign Private Issuer on Form 6-K. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections below “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Prospectus or a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this Report of Foreign Private Issuer on Form 6-K are based on information available to us on the date of this Report of Foreign Private Issuer on Form 6-K. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report of Foreign Private Issuer on Form 6-K or in our Prospectus might not occur.

All references to “we,” “us,” “our,” “Entera”, “the Company” and “our Company” in this Report of Foreign Private Issuer on Form 6-K are to Entera Bio Ltd. And its U.S. subsidiary Entera Bio Inc., unless the context otherwise requires.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical need. We are initially applying our technology to develop an oral formulation of parathyroid hormone, or PTH, which has been approved in the United States in injectable form for over a decade. Following FDA guidance received in the fourth quarter of 2018, indicating that a fracture study would not be required for a 505b2 in osteoporosis, we decided to accelerate our development of EB613 for osteoporosis. EB613, for the treatment of osteoporosis is currently set to enter a dose ranging study in 160 patients. This study will commence in the coming weeks. Preliminary results from this Osteoporosis study are expected in early 2020 and final results in mid 2020. The trial will be a placebo controlled, double blinded study with a three month biomarker endpoint as well as a secondary evaluation at 6 months including bone mineral density (BMD). Bone Biomarkers are an established indicator of bone remodeling and BMD at 6 months may provide an initial indication of efficacy which will assist in the design of a pivotal BMD endpoint study.

We are also developing an additional oral PTH product candidate, EB612, which has successfully completed a Phase 2a trial for hypoparathyroidism, a rare condition in which the body fails to produce sufficient amounts of PTH. We completed a clinical trial to evaluate the PK/PD profile of various EB612 dose regimens and Natpara. Data processing and statistical analysis is currently ongoing and results will be presented at a scientific meeting later this year. Following the evaluation of our PK/PD clinical trial and subject to receipt of additional funding, we expect in the future to initiate a Phase 2b/3 clinical trial of EB612 in hypoparathyroidism which would potentially support a submission for regulatory approval of EB612. The FDA and the EMA have granted EB612 orphan drug designation for the treatment of hypoparathyroidism.

In addition, we intend to use our technology as a platform for the oral delivery of other protein and large molecule therapeutics as well as novel therapeutics. We have signed a license agreement with Amgen and may sign additional licensing or collaboration agreements in the future. We intend to utilize future funds, as available, to advance EB613 and EB612 for advanced clinical studies and ultimately for regulatory approval.

Financial Results

Comparison of Three-Month Period Ended March 31, 2019 and 2018

	(unaudited) Three Months Ended March 31,		Increase (Decrease)
	2019	2018	$	%
	(In thousands, except for percentage information)
Expenses:
Research and development, net	$2,035	$2,893	$(858)	(29.7)%
General and administrative	1,056	1,263	(207)	(16.4)%
Operating loss	3,091	4,156	(1,065)	(25.63)%
Financial expenses, net	(96)	-	(96)	(100)%
Comprehensive loss	$2,995	$4,156	$(1,161)	(27.93)%

Research and development expenses. Research and development expenses for the three months ended March 31, 2019 were $2 million, compared to $2.9 million for the three months ended March 31, 2018, a decrease of $0.9 million, or (29.7%). The decrease in research and development expenses was primarily attributed to a decrease of $0.4 million in share-based compensation expenses and a decrease of $0.5 million for materials, clinical manufacturing and production capabilities for advanced clinical studies. The decrease was partially offset by an increase of $0.1 million in salaries and related employee expenses due to full time employment of several subcontractors.

General and administrative expenses. General and administrative expense for the three months ended March 31, 2019 were $1.1 million, compared to $1.3 million for the three months ended March 31, 2018, a decrease of $0.2 million, or (16.4%). The decrease in general and administrative expenses was primarily due to a decrease of $0.3 million in share-based compensation expenses, which was partially offset by an increase in legal fees and insurance expenses of $0.1 million due to regulation and requirements of a public company.

Financial expenses, net. Financial expense, net for the three months ended March 31, 2019, resulted mainly from the change in the fair value of warrants to purchase ordinary shares that were recorded as a financial liability at fair value through profit or loss of $0.1 million.

Comprehensive loss, net. The Company reported a comprehensive loss of $3.0 million or the three months ended March 31, 2019 compared to $4.2 million in the same period in 2018.

Basic and Diluted Loss per share.

Basic and diluted loss per share for the three months ended March 31, 2019 was $0.26, compared with a basic and diluted loss per share of $0.93 for the three months ended March 31, 2018.

Liquidity and Capital Resources

Since our inception through March 31, 2019, we have funded our operations primarily through private offerings, convertible loans, IPO and grants from governmental authorities. As of March 31, 2019, we had positive working capital of $8.0 million, including cash and cash equivalents and short-term bank deposit of approximately $9.6 million.

Net Cash used in operating activities for the three months ended March 31, 2019 was $1.9 million, consisting primarily of our operating loss of $3.0 million arising mainly from our research and development activities and general and administrative expenses, partially offset by $0.5 million of share-based compensation, and by a $0.6 million decrease in our working capital.

Net Cash used in operating activities for the three months ended March 31, 2018 was $2.5 million, consisting primarily of our operating loss of $4.2 million arising mainly from research and development expenses and general and administrative expenses, partially offset by $1.2 million of share-based compensation, and by a $0.5 million decrease in working capital.

The decrease in cash used in operating activities for the three months ended March 31, 2019 compared to the same period of 2018, was mainly due to a decrease of $0.5 million for materials, clinical manufacturing and production's capabilities.

Net Cash Used in Investing Activities

Net Cash used in investing activities for the three months ended March 31, 2019 were $33 thousand, as compared with approximately $47 thousand for the same period in 2018. Net cash used in investing activities was for additions to Property, plant and equipment.

Net Cash Used in Financing Activities

Net Cash provided by financing activities for the three months ended March 31, 2019 resulted from a $23 thousand used for principle amount of lease payments.

For further details on the Company’s financial results for the three-month period ended March 31, 2019, please refer to the exhibits to the report on Form 6-K filed with the SEC on June 27, 2019